UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13-D

(Amendment No. 1)

under the Securities Exchange Act of 1934

INTERLAND, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

458727203

(CUSIP Number)

HUSIC CAPITAL MANAGEMENT, L.P.

555 California Street, Suite 2900

San Francisco CA 94104

Attention: Frank Husic

(415) 398-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 458727203	13-D	Page 2 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HUSIC CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,577,040 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,577,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON PN, IA
(1)	Based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

CUSIP No.: 458727203	13-D	Page 3 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK J. HUSIC & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,577,040 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,577,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON CO
(1)	Based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

CUSIP No.: 458727203	13-D	Page 4 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK J. HUSIC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,577,040 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,577,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

ITEM 1. SECURITY AND ISSUER.

Item 1 is not amended.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is not amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to add the following:

The purchases of 284,234 shares of Common Stock by Husic were made in the open market and were funded from the discretionary accounts of its investment advisory clients, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases (including brokerage commissions and related fees) was approximately $1,029,542.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended to add the following:

The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. This Amendment No. 1 is being filed to reflect the acquisition by the Reporting Persons of additional shares of Common Stock for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended to read as follows:

(a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 1,577,040 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(b) As of the date of filing, the shares that are the subject of this Schedule 13-D are currently held by Husic. Husic has shared (with the other persons listen in Item 2) voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Corporate GP and Shareholder may both be deemed to have indirect beneficial ownership of the 1,577,040 shares of Common Stock held by Husic. The Shareholder has ultimate voting and dispositive power over the shares of Common Stock held by Husic.

(c) The purchases of the shares of Common Stock by Husic indicated in the following chart were made in the open market and were funded from the discretionary accounts of its investment advisory clients, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business:

Date	Quantity	Buy/Sell	Price Per Share
August 18, 2004	58,000	Buy	$3.49
August 19, 2004	15,589	Buy	$3.67
August 20, 2004	21,600	Buy	$3.87
August 23, 2004	30,000	Buy	$3.85
August 24, 2004	1,600	Buy	$3.88
October 5, 2004	85,845	Buy	$3.54
October 6, 2004	53,000	Buy	$3.65
October 7, 2004	18,600	Buy	$3.63

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is not amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is not amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

HUSIC CAPITAL MANAGEMENT, L.P.

By:	Frank J. Husic & Co.
Its:	General Partner

By:	/s/ Lesley Jones
Lesley Jones
Compliance Officer

FRANK J. HUSIC & CO.

By:	Frank J. Husic & Co.
Its:	General Partner

By:	/s/ Lesley Jones
Lesley Jones
Compliance Officer

FRANK J. HUSIC

By:	/s/ Frank J. Husic